EXHIBIT 3

                              VOTING AGREEMENT

            THIS AGREEMENT is made as of this 17th day of January, 1996, by and among PHONETEL TECHNOLOGIES, INC. ("PhoneTel") and the former Shareholders of PUBLIC TELEPHONE CORPORATION ("PTC") who have signed this Agreement and who are identified on Schedule A attached hereto (the "Shareholders").

                                 RECITALS:

            A. PhoneTel is a party to a certain Agreement and Plan of Merger (the "Merger Agreement") dated as of October 16, 1995 by and among PhoneTel, PhoneTel
                 II, Inc. and PTC.

            B. As a material inducement for PhoneTel to enter into the Merger Agreement, the Shareholders have agreed to be bound by certain restrictions in connection with (i) the shares of common stock of PhoneTel (the "Shares") owned by the Shareholders, on the date hereof, as a result of the conversion of their shares of PTC into Shares pursuant to the Merger Agreement, (ii) any Shares released to the Shareholders pursuant to the Escrow Agreement (the "Escrow Agreement"), dated as of October 16, 1995, by and among PhoneTel, PTC and Shambaugh, Kast, Beck & Williams (the "Escrow Agent"), and (iii) any other Shares issued to any Shareholder in connection with the Merger Agreement (collectively, the "Agreement Shares"), which Shares are described on Schedule A attached hereto.


                                AGREEMENTS:

            NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

            1. Covenants With Respect To Voting. During the period commencing on the date hereof and ending on the earlier to occur of (i) thirteen (13) months from the date hereof, or (ii) the approval of the "Special Proposals" as defined below (the "Agreement Period"), the Shareholders shall cause the Agreement Shares owned by them to be voted for the following actions:

                 1.1  Voting in favor of the following proposals
                      (the "Special Proposals") as more specifically set forth in Schedule B attached hereto:

                      a.   To increase the number of directors of
                           PhoneTel to eight;

                      b. To elect (or, if already appointed by the Board, to ratify the appointment of) four
                           (4) directors designated jointly by
                           Stuart Hollander and Aron Katzman;

                      c. To approve the grant of conversion rights which would attach immediately to the shares of 10% Non-Voting Preferred Stock, without par value, $10 stated value, of PhoneTel (the "PhoneTel Preferred Shares") so that each PhoneTel Preferred Share may be converted into ten (10) shares of PhoneTel common stock.

                 1.2 During the Agreement Period, the Shareholders shall not, directly or indirectly:

                      a.   Call a meeting of shareholders of
                           PhoneTel; or

                      b.   Vote to remove any director of PhoneTel;

                 1.3 For thirty (30) days after the approval of the conversion rights proposal set forth in
                      Section 1.1(c) hereof, the Shareholders agree not to take any action which would negate the effects of the approval of the proposals set forth in subsections 1.1(a), (b) or (c) hereof.

            2.   Representations and Warranties.  Each of the
                 Shareholders hereby represents and warrants to PhoneTel with respect to the Agreement Shares set forth next to such Shareholder's name on Schedule A attached hereto that:

                 a. Such Shares are owned free and clear of any encumbrances;

                 b. Such Shares constitute all of the issued and outstanding common stock of PhoneTel which he, she or it owns legally; and

                 c. Such Shareholder has the authority to restrict such Shares pursuant to the terms of this Agreement and that entering into this Agreement does not violate any other agreements of such Shareholder.

            3. Legend. The Shareholders agree that, during the Agreement Period, the obligations hereunder shall attach to the Agreement Shares and that any transfer of the Agreement Shares shall be subject to the obligations created hereunder. The Shareholders agree that, during the Agreement Period, a legend referencing this Agreement shall be placed on the certificates representing the Agreement Shares prior to the transfer of the Agreement Shares. Said legend shall provide as follows:

                      "The shares represented by this
                      certificate are subject to the provisions of a certain Voting Agreement dated January 17, 1996, by and among PhoneTel Technologies, Inc. and the Shareholders referred to therein."

                 The Shareholders undertake and covenant to submit to PhoneTel's Transfer Agent the certificates representing the Agreement Shares held by them prior to transfer for the purpose of placing the aforementioned legend on each such certificate. The legend shall be immediately removed upon the expiration of the Agreement Period.

            4. No Adequate Remedy. Since it is recognized by the Shareholders that irreparable damage without an adequate judicial remedy at law could result from any violation of the provisions of this Agreement, the Shareholders agree that, in addition to any other remedies available to PhoneTel or its shareholders, PhoneTel and its shareholders shall have the remedy of a restraining order, injunction, or such other equitable relief as may be decreed or issued by a Court of competent jurisdiction to enforce the provisions hereof.

            5.   Miscellaneous.

                 5.1 Enforceability. If any term, provision, covenant or restriction of this Agreement or the application thereof to any person or circumstance should be held by an administrative agency or Court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of this Agreement and the application of such term, provision, covenant, or restriction to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law. Further, it is the intent of the parties to this Agreement that if any term, provision, covenant, or restriction of this Agreement should be held to be invalid, void, or unenforceable as applied to any person or circumstance, then such term, provision, covenant, or restriction shall be modified to the minimum extent necessary in order to render the same enforceable, consistent with the expressed objectives of the parties hereto for entering into this Agreement.

                 5.2  Successors and Assigns; Third Party
                      Beneficiary Rights. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, legatees, and other legal representatives. The parties acknowledge that this Agreement is intended to and shall be construed to give the holders of PhoneTel Preferred Shares third party beneficiary rights including the right, either individually or collectively, to enforce the provisions of this Agreement against the Shareholders.

                 5.3 Headings. The headings in this Agreement have been inserted solely for convenience of reference and do not themselves constitute a part of this Agreement.

                 5.4 Entire Understanding. This Agreement and the documents referred to herein set forth the entire understanding of the parties relating to the subject matter of this action and any other prior or contemporaneous oral or written agreement respecting its subject matter shall have no force or effect whatsoever.

                 5.5 Waiver. No waiver of any breach of any term hereof shall be effective unless in writing and signed by the party against whom enforcement of waiver is sought, and no such waiver shall be construed as a waiver of any subsequent breach of that term or of any other term hereof.

                 5.6 Amendment. This Agreement may not be amended, modified, or terminated except by a writing signed by all of the parties hereto.

                 5.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

                 5.8 Governing Law. It is the intention of the parties hereto that this Agreement shall be subject to, governed by, and construed and enforced in accordance with the laws of the State of Ohio. In the event of a breach by any party of its obligations hereunder, the prevailing party in such litigation, as determined by the court, shall be entitled to reimbursement of its reasonable attorneys' fees and costs.


            IN WITNESS WHEREOF, the parties have executed this Agreement as of the day first written above.

                                     PHONETEL TECHNOLOGIES, INC.

                                     BY:      /s/ Peter Graf

                                     ITS:    Chairman

                                     "SHAREHOLDERS":

                                          /s/  Thomas J. Martin
                                          Thomas J. Martin
                                            on behalf of
                                            each of the
                                            Shareholders


                                 SCHEDULE A

       Ownership of Shares of PhoneTel Common Stock by the Shareholders1

                                               Maximum      Other Shares
                                    Number of  Number of    Issued (or
                                       Shares  Escrow       to be
                                        Owned  Shares       issued)
                                       as of   Allocable    pursuant to
                                     Jan. 17,  to each      Merger
        Shareholder                      1996  Shareholder  Agreement

        R. Kevin Ackerman                 202         30

        Richard R. Bowlin               9,725      1,449

        Dr. W. Lloyd Bridges,           6,078        905
        M.D.2

        Real Estate                     2,026        302
        Development, Ltd.

        Richard W. Evans                1,013        151

        Ryan M. Evans                   1,013        151

        Constance A. Gregory            2,431        362

        Samuel B. Gregory, Jr.         13,979      2,083

        Gerald Guyer                    4,052        603

        William R. Klaehn & J.         11,143      1,660
        Yvonne Klaehn as joint
        tenants

        Marvin Komisarow               14,182      2,113

        Dr. John E. Krueger, M.D.      10,130      1,509

        James R. Martin                23,096      3,442          34,1663

        Thomas James Martin               202         30

        Thomas J. Martin, Jr.          15,803      2,355

        Thomas J. Martin               37,279      5,555          45,8333

        Morgan Motors, Inc.             5,065        754

        Jerald L. Morgan                9,117      1,358

        Dr. Gerald R. Nolan, M.D.      11,143      1,660

        Richard L. Schlott, Jr.         5,672        845

        David E. Schouweiler            1,823        271

        Jeanne R. Schouweiler           2,026        302

        Scot C. Schouweiler             6,078        905

        SKBW Partnership                2,431        362

           Total                      195,709     29,157           79,999

       1. In December, 1995 PhoneTel effectuated a 1 for 6 reverse stock split. These amounts reflect the reverse stock split.

       2. 4,052 of Dr. Bridges' Shares are held in trust. Voting and disposition decisions concerning the trust Shares are shared with the trustee, Robert L. Bridges. For purposes of this Agreement, both Robert Bridges and Dr. Bridges are Shareholders.

       3.   These Shares which are payable to James R. Martin and
            Thomas J. Martin on April 16, 1996, arise out of Non-
            Competition Agreements, dated as of October 16, 1995, between such persons and PhoneTel.


                                  SCHEDULE B

                         PROPOSED RESOLUTIONS OF THE

                   SHAREHOLDERS OF PHONETEL TECHNOLOGIES, INC.

            RESOLVED, that the first sentence of the second paragraph of Article III, Section 1. of the Corporation's
       Code of Regulations be deleted in its entirety and the following inserted in lieu thereof:

                 "The number of directors shall be not
                 less than four (4) persons nor more than _____________ (_____) persons."

            RESOLVED FURTHER, that the number of Directors shall be increased to eight (8) and the following persons are elected as Directors, each to serve until the next annual meeting of Shareholders and until such Directors' successors shall be elected and qualified:

                    __________________________
                    __________________________
                    __________________________
                    __________________________
                    __________________________
                    __________________________
                    __________________________
                    __________________________


            RESOLVED FURTHER, that subparagraph (j) of the Corporation's Articles of Incorporation is hereby amended by the addition of the following as paragraph 8:

            7. CONVERSION RIGHTS. Any holder of 10% Non-Voting Preferred Stock may, at any time, convert all, but not less than all, of his, her or its shares of 10% Non-Voting Preferred Stock into fully paid and non-assessable shares of Common Stock such that each Share of 10% Non-Voting Preferred Stock is convertible into ten (10) shares of Common Stock. In order to exercise the conversion privilege, the holder of 10% Non-Voting Preferred Stock to be converted shall surrender certificates for such stock, duly endorsed or assigned to the Company or in blank, accompanied by written notice to the Company that the holder elects to convert such stock (the "Conversion Notice"). As soon as practicable but not later than twenty (20) business days after the Company's receipt of the Conversion Notice, the Company shall cause to be issued to the holder certificates for such Common Stock. Such Common Stock shall carry with it the same registration rights as were granted in connection with the merger of World Communications, Inc. with and into PhoneTel, II, Inc.